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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date March 10, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated March 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: March 3, 2005

Sucanon Television Advertising and Information Pamphlet Receives Regulatory Approval

Vancouver, BC, March 10, 2005 - The President of Biotech Holdings (BIO: TSXV; BIOHF:OB, the "Company") said today that the Company^s television advertising materials for Sucanon, its diabetes drug, meets new requirements that have been established by Mexico^s medical regulator.

"New regulatory policies in Mexico require that any advertising that makes medical claims must have prior approval from the Mexican national regulator. We are pleased to report that the television infomercial for Sucanon has met this requirement. Biotech Holdings management in Mexico, as well as our Mexican marketing partner, believes that this approval of our television advertising materials gives us an important competitive advantage for marketing Sucanon in Mexico," Mr. Rieveley said.

"We are also pleased to report that our Sucanon information pamphlet, which will be given to the public in drugstores, has also received regulatory approval. This pamphlet for the public is an important part of our marketing approach in Mexico, " Mr. Rieveley said. To see this Sucanon information pamphlet, please go to our website at www.biotechltd.com/pdf/sucanon_pamphlet.pdf

"With these approvals in hand, we can finalize plans for our marketing campaign for driving sales of Sucanon," Mr. Rieveley said.

The Company^s diabetes drug, Sucanon, which has been approved for the treatment of symptoms of Type II Diabetes, is now sold in more than 600 stores nationally in Mexico, including outlets of at least four drugstore chains.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: www.biotechltd.com/info.asp.

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.